UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-53640

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TIGRESS FINANCIAL PARTNERS LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

410 PARK AVENUE, 12TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL T MARRONE	646-930-1906	MMARRONE@TIGRESSFP.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WEI WEI CL LLP
(Name – if individual, state last, first, and middle name)

133-10 39TH AVENUE	FLUSHING	NY	11354
(Address)	(City)	(State)	(Zip Code)

03/28/2006	2388
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CYNTHIA DIBARTOLO _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TIGRESS FINANCIAL PARTNERS LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Melissa Xiomara Ayala

Commission # HH 752528

Expires Jan. 6, 2030

> MELISSA XIOMARA AYALA
> Notary Public - State of Florida
> Commission # HH 752528
> My Comm. Expires Jan 6, 2030
> Bonded through National Notary Assn.

Signature: _____

Title: _____
CEO

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TIGRESS FINANCIAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

TIGRESS FINANCIAL PARTNERS, LLC

CONTENTS



WEI WEI CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
440 E HUNTINGTON DR.
STE 300
ARCADIA, CA 91006
TEL. (626) 282-1630
FAX. (626) 282-9726

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Tigress Financial Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tigress Financial Partners, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Tigress Financial Partners, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Tigress Financial Partners, LLC's management. Our responsibility is to express an opinion on Tigress Financial Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Tigress Financial Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Wei Wei & Co. LLP

Wei, Wei & Co., LLP

We have served as Tigress Financial Partners, LLC's auditor since 2012.

Flushing, NY
March 31, 2026

1

TIGRESS FINANCIAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

ASSETS		
Cash	$	1,516,904
Receivable from clearing organization		740,255
Deposit with clearing organization		1,003,660
Securities owned, at fair value (Note 9)		4,805,453
Property and equipment, net of accumulated		
depreciation of $133,481 (Notes 2 and 10)		19,740
Rigth of use asset (Note 6)		515,679
Receivable from clients		592,264
Due from Parent		550,383
Other assets (Note 11)		93,871
TOTAL ASSETS	$	9,838,209

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	347,107
Accrued expenses		519,229
Lease liabilities (Note 6)		515,679
Subordinated loan (Note 12)		2,200,000
TOTAL LIABILITIES		3,582,015
CONTINGENCIES (Note 8)		
MEMBER'S EQUITY		6,256,194
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	9,838,209

The accompanying notes are an integral part of these financial statements.

TIGRESS FINANCIAL PARTNERS, LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2025

Balance as of December 31, 2024	$	2,200,000
Repayment of subordinated loan		-
Proceeds of subordinated loan		-
Balance as of December 31, 2025	$	2,200,000

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

Tigress Financial Partners, LLC (the "Company") is a limited liability company organized in 2010 in the State of Delaware. The Company is a 99% owned subsidiary of Tigress Holdings LLC (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") since October 2011. On July 1,2021 the Company became a member of the NYSE. The Company introduces all transactions with and for customers on a fully disclosed basis with its clearing broker.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Property and Equipment

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets, which is five years. Leasehold improvements are amortized over the lesser of the remaining term of the related lease or the estimated useful lives of the assets. Depreciation and amortization are computed on the straight-line method.

Income Taxes

The Company as a limited liability Company is treated as a disregarded entity and included in the Parents tax return for federal, state, and city income tax purposes. A partnership is not a tax paying entity for federal, state and city income tax purposes. Income, loss, deductions and credits pass through proportionately to its partners and are taxed at the individual partner's income tax rates. Accordingly, no provision for income taxes is provided in the financial statements.

The Company does not have any uncertain tax positions. Currently, the 2022, 2023 and 2024 tax years are open and subject to examination by the taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - <u>Summary of Significant Accounting Policies (continued)</u>

<u>Cash and Cash Equivalents</u>

The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

<u>Receivables and Allowance for Credit Losses</u>

Receivables are stated at cost, net of an allowance for credit losses, if required. Receivables outstanding longer than the payment terms are considered past due. The Company maintains an allowance for credit losses for estimated losses when necessary resulting from the failure of customers to make required payments.

The Company considers all fees receivable at December 31, 2025, to be collectible, and no allowance for credit losses was deemed necessary.

<u>Leases</u>

The Company determines if an arrangement is a lease at inception in accordance with FASB ASC 842. Operating leases are included in right-of-use ("ROU") assets and lease liabilities in the statement of financial condition. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized initially at the commencement date based on the present value of future minimum lease payments over the lease term. The Company's lease terms may include options to extend or terminate the lease and will be recognized at the commencement date when it is reasonably certain that those options will be exercised. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

<u>Fair Value of Financial Instruments</u>

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

Note 2 - Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

Level 1 Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs – Inputs, other than the quoted prices in level 1, that are observable either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurement.

As of December 31, 2025, other than securities owned (see below) there were no assets or liabilities that were required to be reported at fair value. The carrying values of non-derivative financial instruments, including cash, due from brokers, receivables from clients and related parties, other assets, accounts payable and accrued expenses, approximate their fair values due to the short-term nature of these financial instruments. The subordinated loan approximates its fair value due to the interest being charged. There were no changes in methods or assumptions used during the year ended December 31, 2025.

Securities Owned

Securities owned consisted of an equity stock and a T-bill with readily determinable fair values and is reported at its fair value based on quoted market prices in the statement of financial position. Realized and unrealized gains and losses are included in investment gain (loss).

Recent Accounting Pronouncements

The FASB has established the ASC as the authoritative source of generally accepted accounting principles ("GAAP"). The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncement are incorporated into the ASC through the issuance of ASUs.

For the year ending December 31, 2025, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, believes that, implementation would not have a material impact on the financial statements taken as a whole.

Note 2 - Summary of Significant Accounting Policies (continued)

Application of Currently Expected Credit Losses

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC Topic 326, the Company has determined that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). As of December 31, 2025, the Company has not recognized any allowance or provision related to accounts receivable.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits. As of December 31, 2025, the Company had approximately $890,000 in excess of the insured amount.

Three customers accounted for 76% of receivables from clients, the largest of which accounted for 46%.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, as the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2025, the Company had net capital of $7,024,382, which exceeded its requirement by $6,924,382. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2025, this ratio was 0.1122 to 1.

Note 5 - Related Party Transactions

During the year ended December 31, 2025, the Company received $290,859 in rental revenues from the Parent for space leased at its New York office. All leases are month to month, with 60 or 45 days written notice to terminate. During the year ended December 31, 2025, the Company paid $533,584 of salary and commission expenses to four employees who are also members of the Parent. As of December 31, 2025, the Company has a due from the Parent of $550,383.

Note 6 - Right of Use Asset and Lease Liability

The Company occupies office space in New York City. The lease, which was to expire in December 2023, required a monthly rental payment of approximately $38,000. On July 6, 2023, the lease was extended, and the renewed lease was to run through June 2025, with a monthly rental payment of approximately $42,000. In October 2024, the lease was further extended, and the renewed lease runs through December 2026, with a monthly rental payment of approximately $44,000. The security deposit paid for the renewal was $37,488. The Company recorded rent expense for the year of approximately $518,000. The Company doesn't have any other lease or finance lease arrangements.

In accordance with FASB issued (ASU) 2016-02, "Leases (Topic 842)" the Company classified the lease as an operating lease. The lease doesn't contain a renewal option but can be extended at our discretion at the end of the lease. The Company has reviewed and based the right of use asset and lease liabilities, primarily, on the present value of unpaid future minimum lease payments. In accordance with the guidance, the Company increased its right of use asset and lease liabilities by $760,331 based on the lease extension through December 2026. The amortization of the right-of-use asset for the year ended December 31, 2025, was $489,367, and operating cash flow paid for lease liabilities during the same period was $489,367. The present value of the existing operating lease was determined by using the incremental collateralized borrowing rate of November 1, 2024, of 5.83%.

A reconciliation of operating lease liabilities by minimum lease payments and discount amount by year, as of December 31, 2025, are as follows:

Year Ending December 31,	Lease	Less Discount Amount	Total Lease Liability
2026	$ 535,440	$ 19,761	$ 515,679
	$ 535,440	$ 19,761	$ 515,679

Note 7 – Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer.
The Company has identified its President as the Chief Operation Decision Maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant policies.

Note 8 - Contingencies

The Company introduces all customer transactions in securities traded on U.S. securities markets to a clearing broker on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company.

In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

All Cash or Margin accounts are subject to the Federal Reserve Reg T requirement.

The Company is subject to litigation in the normal course of business. As of December 31, 2025, the Company has three arbitration cases, which are being administered by FINRA. The amounts are not considered material, and the Company has taken a position, based upon outside legal counsel, that we will either win the arbitrations or that they will be vacated by FINRA, as there isn't any merit to these cases. Because of this, the Company hasn't accrued for any potential losses.

Note 9 - Securities Owned

The following schedule summarizes the Company's investments fair value and return for the year ended December 31, 2025:

Fair Value as of January 1, 2025	$	4,636,495
Purchased		72,099
Unrealized gain		96,859
Fair Value as of December 31, 2025	$	4,805,453

The securities owned consisted of shares in Siebert Financial Corporation and a US Treasury bill, as December 31, 2025, which was valued based on their quoted market prices.

Note 9 - Securities Owned (continued)

The following table shows the major categories of investments measured at fair value at December 31, 2025, grouped by the fair value hierarchy:

Description	(Level 1)	(Level 2)	(level 3)	Total
Equity Stock	$ 971,361	$ -	$ -	$ 971,361
Treasury bill	3,834,092			3,834,092
Total at fair value	$ 4,805,453	$ -	$ -	$ 4,805,453

Note 10- Property and Equipment

Property and equipment, net at December 31, 2025 are summarized as follows:

Furniture and fixtures	$ 153,221
Less: accumulated depreciation	133,481
	$ 19,740

Depreciation expense amounted to $9,945 for the year ended December 31, 2025.

Note 11 - Other Assets

Other assets consist of the following:

Prepaid expenses	$ 56,383
Security deposit	37,488
	$ 93,871

Note 12 – Subordinated Loan

On December 12, 2024 the Company entered into a subordinated loan agreement with Roemer Capital (Europe) Limited for a subordinated loan of $2,200,000, which charges an interest rate of 6.67%, which is equal to a 3-month US treasury bill plus 3%. As of December 31, 2025, the 3-month US treasury bill rate was 3.67%. The subordinated loan agreement was made pursuant to rules and regulations of the Securities and Exchange Commission, approved by FINRA and is subordinated to claims of general creditors. Under the terms of the subordinated loan agreement, any repayments prior to its due date of December 12, 2027, are subject to written approval by FINRA. The amount of the subordinated liability is considered part of the Company's regulatory capital. For the year ended December 31, 2025, interest expense on the subordinated loan with Roemer Capital (Europe) Limited was $158,513.

Note 13 – Regulatory Matter

In March 2025, the Company and FINRA reached an agreement on regulatory issues. Tigress did not admit or deny FINRA's findings but agreed to a censure and monetary penalty with respect to activity and the Firm's Written Supervisory Procedures between the period of 2018 and 2022. FINRA stated that the Firm has since updated its AML procedures and strengthened its compliance framework. In 2024 the Company accrued for the full amount of the fine, $100,000. As of December 31, 2025, the Company has a balance of $61,564 owed to FINRA for the penalty. The matter is considered closed by FINRA.

Note 14 - Subsequent Events

The Company has evaluated subsequent events and transactions that occurred after December 31, 2025 through March 31, 2026, which is the date that the financial statements were available to be issued. There were no material subsequent events requiring disclosure in or adjustment to the financial statements.
.